April 22, 2005


via facsimile and U.S. mail

Mr. Wayne W. Roumagoux
Chief Financial Officer
ML Macadamia Orchards, L.P.
26-238 Hawaii Belt Drive
Hilo, HI	96720




	Re:	ML Macadamia Orchards, L.P.
		Form 10-K, Filed March 24, 2005
		File No. 001-09145


Dear Mr. Roumagoux:

      We have reviewed the above filing and have the following accounting comments. Our review has been limited to your financial statements and the related disclosures in Management`s Discussion and
Analysis. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


10-K for the fiscal year ended December 31, 2004

Business of the Partnership, page 2

Stabilization Payments, page 5

1. You state you received approximately $1.6 million of "stabilization payments," from 1987 through 1993, in connection with an orchard you acquired in 1986, and that you recorded the receipts as a reduction in the cost basis of the orchard. As a result, you have effectively been recognizing such payments in subsequent periods` income by a reduced periodic depreciation expense.

However, under the terms of your agreement that you disclose, you state that when certain levels of excess annual cash flow from this orchard are generated, you are obligated to effectively repay to the seller the stabilization payments you previously received. Accordingly, it appears that the stabilization payments should be considered deposits, which are contingently repayable to the seller in the event that annual cash flow from the orchard exceeds certain target cash flows. Any payments made in excess of the return of stabilization payments should be expensed as additional incentive rent, when incurred.

Please supplementally explain to us how you concluded to account for the stabilization payments as a reduction of the orchard`s cost basis, particularly considering the subsequent contingency associated with the eventual return of such payments to the seller. Cite all authoritative accounting literature that you believe supports your accounting treatment.

Financial Statements, page 22

Income Statements, page 25

2. The presentation of your cost of goods and services sold on your income statements may require revision, as the classification of such costs is not consistent with the presentation and classification of their corresponding revenue sources. For example, your revenues are displayed as being from your two primary sources of "macadamia nut sales" and "contract farming revenue," but you do not disclose the corresponding costs for each category of revenue. Due to the inconsistencies in presentation, it appears your consolidated statements of income require revision. Please refer to Article 5-03(b)(1) and (2) of Regulation S-X if you require further guidance.

3. You disclose net cash flow per Class A Unit on the face of your income statements. This appears to not comply with SFAS 95 and FRR
202.04.  Please amend your filing to eliminate this disclosure.
Notes to Financial Statements, page 28

(5) Cash Flow Performance, page 33

4. You disclose what appears to be a non-GAAP measure, "net cash flow," which you state is based on definitions used in the partnership agreement. However, you do not appear to have complied with the disclosure and reporting requirements of Item 10(e) of Regulation S-K. Please amend your filing to fully comply with Item
10(e) of Regulation S-K.

Controls and Procedures, page 39

5. You state your evaluation of your disclosure controls and procedures was conducted within 90 days of the filing date of your report. However, your evaluation must be completed as of the end of the period covered by your annual report.  Please amend your filing
so that your controls and procedures disclosure and
representations
fully comply with the requirements and specific language of Item
307
of Regulation S-K and SEC Release No. 33-8238, issued on June 5, 2003. Please also eliminate the duplicate disclosure of this section, which you have included under Item 7B, on page 21.

Similarly, your officers` certifications, included as exhibits to your report, must appropriately correspond to your controls and procedures disclosure. Accordingly, please also modify your certifications when amending your filing, so that the certifications you make are consistent with your controls and procedures disclosure, and in compliance with Item 601 of Regulation S-K. Please note also that in Item 4(c) of Exhibit 31.1, your reference to quarterly report should read annual report, as in Exhibit 31.2.

	Additionally, your Certifications Pursuant to 18 U.S.C.
Section
1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of
2002, furnished in Exhibit 32, refer to the year ended December
31,
2002, rather than 2004.


Closing Comments

      As appropriate, please amend your filing(s) and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing(s) or in response to our comments on your filing(s).

      You may contact Donald F. Delaney, at (202) 824-5353, or, in his absence, Jill S. Davis, at (202) 942-1996, if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 942-1870 with any other questions.
Direct
all correspondence to the following ZIP code:  20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


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ML Macadamia Orchards, L.P.
April 22, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE